EXHIBIT 12. COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(In Thousands)
Years ended December 31	2017	2016	2015	2014	2013
Earnings
Consolidated income before income taxes(1)	$26,293	$58,667	$121,451	$76,463	$101,902
Add: fixed charges	19,956	21,461	24,931	31,653	36,467
Total earnings	$46,249	$80,128	$146,382	$108,116	$138,369
Fixed charges
Interest on policyholders’ accounts	$18,525	$20,079	$23,680	$30,245	$35,163
Portion of rent representative of interest factor	1,431	1,382	1,251	1,408	1,304
Total fixed charges	$19,956	$21,461	$24,931	$31,653	$36,467
Ratio of earnings to fixed charges	2.32	3.73	5.87	3.42	3.79
(1) Includes Income before income taxes from both continuing operations and discontinued operations.